EXHIBIT 21

LIST OF SUBSIDIARIES OF REGISTRANT

Loton, Corp
a Nevada corporation

Subsidiaries	Jurisdiction

LiveXLive, Corp. (formerly FestreamTV, Corp.)	Delaware

KoKo (Camden) Holdings (US), Inc.	Delaware

Koko (Camden) Limited	United Kingdom

Obar (Camden) Holdings Limited (Attributable interest 50%)	United Kingdom

Obar (Camden) Limited (Attributable interest 50%)	United Kingdom